SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES AND EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported) <u>May 12, 2006</u>

<u>Petroleum Development Corporation</u>
(Exact Name of Registrant as Specified in Charter)

<u>Nevada</u>   <u>0-7246</u>   <u>95-2636730</u>
(State or Other Jurisdiction   (Commission   (IRS Employer
of Incorporation)   File Number)   Identification No.)

<u>103 East Main Street; Bridgeport, WV   26330</u>
(Address of Principal Executive Offices)

Registrant's telephone number, including area code <u>   304-842-3597</u>

<u>no change</u>
(Former Name or Former Address, if Changed Since Last Report

Item 3.01. Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard; Transfer of Listing.

The Management of the Petroleum Development Corporation participated in a hearing before the Nasdaq Listing Qualifications Panel on May 11, 2006 to present its plan for completing the restatement of its financial statements and filing its Form 10-K for the fiscal year ended December 31, 2005 and the Form 10-Q for the quarter ended March 31, 2006. In that regard, on May 9, 2006, the Company advised the Nasdaq staff that it would not file the Form 10-Q by the May 10, 2006 deadline and on that same date the Company filed a Form 12b-25 Notification of Late Filing with the Securities and Exchange Commission also indicating that it would not file by the deadline. On May 10, 2006, the Company received notice from the Nasdaq staff that the delay in filing the Form 10-Q could serve as an additional basis for the delisting of the Company's securities, pursuant to Marketplace Rule 4310(c)(14), and that the Panel would consider this additional issue in connection with the May 11, 2006, proceeding.

At the hearing, the Company requested that the Nasdaq Listing Qualifications Panel allow the Company until May 31, 2006 to file restated financial statements and the Annual Report on Form 10-K for the period ended December 31, 2005 and until June 15, 2006 to complete the Quarterly Report on Form 10-Q for the period ended March 31, 2006.   The Company is awaiting the Panel's decision; however, there can be no assurance that the Panel will grant the Company's request for continued listing.

The Company has previously announced that it anticipates restatement of its financial statements for the first three quarters of 2005, the years ended December 31, 2004, 2003, 2002 and 2001, and each of the quarters in 2004 and 2003.

Item 9.01. Financial Statements and Exhibits.

(c) Exhibits.

The news release is filed herewith as Exhibit 99.1 and incorporated herein by reference.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

_____

Petroleum Development Corporation

Date May 12, 2006

By /s/ Darwin L. Stump
     Darwin L. Stump
     Chief Financial Officer